UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Uni-Fuels Holdings Limited

9 Temasek Boulevard, Suntec Tower 2 #19-03

Singapore 038989

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Uni-Fuels Holdings Limited Announces Unaudited Interim 2026 Financial Results

Uni-Fuels Holdings Limited (the “Company”) (Nasdaq: UFG) today announced its unaudited financial results for the six months ended June 30, 2026. A copy of the press release relating to the above matter is set forth in Exhibit 99.2, which is being furnished herewith.

Uni-Fuels Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$12,185,940	$12,542,539
Accounts receivable, net	31,215,233	26,255,689
Prepayments and other assets, net	446,556	316,051
Total current assets	43,847,729	39,114,279

Non-Current Assets
Property and equipment, net	374,197	284,961
Operating lease right-of-use assets	1,048,599	79,614
Prepayments and other assets, net	-	1,486
Deferred offering costs	13,810	-
Total non-current assets	1,436,606	366,061
Total assets	$45,284,335	$39,480,340

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$27,059,792	$23,297,982
Short-term bank loans	4,388,443	4,215,217
Income tax payables	556,676	162,212
Operating lease liabilities, current	359,353	78,281
Accrued expenses and other liabilities	347,281	1,215,216
Total current liabilities	32,711,545	28,968,908

Non-Current Liabilities
Operating lease liabilities, non-current	689,740	6,321
Deferred tax liabilities, net	2,345	2,345
Total non-current liabilities	692,085	8,666
Total liabilities	33,403,630	28,977,574

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value, 4,500,000,000 shares and 450,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 9,815,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	982	982
Class B ordinary shares (US$0.0001 par value, 500,000,000 shares and 50,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 22,650,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	2,265	2,265
Additional paid-in capital	11,706,110	11,706,110
Accumulated other comprehensive income	(913)	(648)
Retained earnings	172,261	(1,205,943)
Total shareholders’ equity	11,880,705	10,502,766

Total liabilities and shareholders’ equity	$45,284,335	$39,480,340

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Uni-Fuels Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Revenues
Sales of marine fuels	$196,654,955	$114,618,812
Freight services	447,000	-
Brokerage commissions	7,800	1,973
Total revenues	197,109,755	114,620,785

Cost of revenues	(191,769,911)	(112,551,139)

Gross profit	5,339,844	2,069,646

Operating expenses
Selling and marketing	(288,913)	(478,825)
General and administrative	(3,139,962)	(1,406,391)
Total operating expenses	(3,428,875)	(1,885,216)

Income from operations	1,910,969	184,430

Other income
Interest (expense) income, net	(142,575)	7,826
Other income	123,019	6,221
Total other income, net	(19,556)	14,047

Income before income tax	1,891,413	198,477
Income tax expense	(513,209)	(107,490)
Net income	1,378,204	90,987

Other comprehensive income
Foreign currency translation adjustments	(265)	147
Total comprehensive income	$1,377,939	$91,134

Earnings per share
Class A ordinary shares – basic and diluted*	$0.04	$0.01
Class B ordinary shares – basic and diluted*	$0.04	$0.01

Weighted average shares outstanding used in calculating basic and diluted earnings per share
Class A ordinary shares – basic and diluted	9,815,000	9,543,398
Class B ordinary shares – basic and diluted	22,650,000	22,650,000

*Class B ordinary shares that convertible to Class A ordinary were evaluated that conversion had no dilutive impact on Class A earnings per share.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business , the risk that we may be unable to realize our anticipated growth strategies and expected internal growth, changes in the availability and cost of professional staff which we require to operate our business, changes in customers’ preferences and needs, changes in competitive conditions and our ability to compete under such conditions, changes in our future capital needs and the availability of financing and capital to fund such needs, changes in currency exchange rates or interest rates, projections of revenue, profits, earnings, capital structure and other financial items, changes in our plan to enter into certain new business sectors and other factors beyond our control and other risks contained in reports filed by the Company with the SEC. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uni-Fuels Holdings Limited

Date: September 9, 2026	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements
99.2	Uni-Fuels Interim Earnings Release

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